[LETTERHEAD OF PETER J. SOLOMON COMPANY LIMITED]

                                                July 29, 1999

Special Committee of the Board of Directors
Concord Fabrics Inc.
1359 Broadway
New York, NY  10018

Ladies and Gentlemen:

      You have asked us to advise you with respect to the fairness to the shareholders of Concord Fabrics Inc. (the "Company") other than Concord Merger Corp. ("Merger Corp.") and its affiliates from a financial point of view of the consideration proposed to be paid by Merger Corp. pursuant to the terms of the Agreement and Plan of Merger (the "Agreement"), draft of July 28, 1999, between the Company and Merger Corp.

      We understand that Merger Corp. has been formed by an investor group that includes Alvin Weinstein, the Chairman of the Company, Earl Kramer, the President of the Company, David Weinstein, the President of the Company's Concord House Division, and other members of the Weinstein family (the "Investor Group") and has made an offer to purchase all of the Class A and Class B common shares (the "Common Shares") and common share equivalents of the Company not owned by Merger Corp., the members of the Investor Group and their affiliates for a price of $7.875 per share (the "Transaction"). We understand that, pursuant to the Agreement, Merger Corp. will commence a tender offer for the outstanding Common Shares not owned by Merger Corp. and its affiliates and, upon completion thereof, intends to merge itself with and into the Company. We further understand that Merger Corp. and the Investor Group currently own approximately 63% of the outstanding Common Shares.

For purposes of the opinion set forth herein, we have:

            (i) reviewed certain publicly available financial statements and other information of the Company;

            (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

            (iii) reviewed certain financial projections of the Company prepared by the management of the Company;

            (iv) discussed the past and current operations, financial condition and prospects of the Company with management of the Company;
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            (v) reviewed the reported prices and trading activity of the Common
      Shares;

            (vi) compared the financial performance and condition of the Company and the liquidity of the Common Shares with that of certain other comparable publicly-traded companies;

            (vii) reviewed publicly available information regarding the financial terms of certain transactions deemed comparable, in whole or in part, to the Transaction;

            (viii) participated in certain discussions among representatives of the Company and Merger Corp.;

            (ix) reviewed the Agreement, draft of July 28, 1999 (and we have assumed that the final form thereof will not vary in any regard that is material to our analysis); and

            (x) performed such other analyses as we have deemed appropriate.

      We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial projections, we have assumed, with your permission, that the financial projections were reasonably prepared on a basis which reflects the best currently available estimates and judgements of the future financial performance of the Company. We have not conducted a physical inspection of the facilities or properties of the Company. We have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. For purposes of rendering this opinion, we have assumed and relied upon, in all respects material to our analysis, the following: that the representations and warranties of each party contained in the Agreement are true and correct; that each party will perform all of the covenants and agreements required to be performed by it and that all of the conditions to the Transaction will be satisfied without waiver thereof. We have assumed, with your permission, for purposes of this opinion that the proposed consummation of the Transaction as set forth in the Agreement complies in all material respects with all statutory, common and other applicable law. We have also assumed that all material governmental, regulatory and other consents and approvals will be obtained and that in the course of obtaining any of the foregoing, as contemplated by the Agreement, no restrictions or conditions will be imposed or waivers made that would have any material effect on the Transaction. We have relied as to all legal matters on advice of counsel to the Special Committee of the Board of Directors of the Company (the "Special Committee"). Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, July 29, 1999.

      In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the sale or other business combination transaction involving the Company or any of its assets. The Company represented to us that it had not received any expressions of interest or offers from any party with respect to any such transaction. Further, the members of the Investor Group represented to us that they would not entertain or accept any offers from any party to purchase their Common Shares. Our opinion is predicated on these bases.


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      We have acted as financial advisor to the Special Committee in connection with the Transaction and will receive a fee from the Company for our services, a portion of which is payable upon the delivery of this opinion.

      This letter is provided solely for the information of the Special Committee and is not expressed on behalf of and is not intended to confer rights or remedies upon any other entity or persons, and may not be used for any other purpose without our prior written consent (except that this letter may be included in its entirety in any filings made with respect to the Transaction with the Securities and Exchange Commission). This letter does not constitute a recommendation to any holder of Common Shares as to whether or not such holder should tender shares or how any such holder should vote on the Transaction.

      Based on, and subject to, the foregoing, we are of the opinion that on the date hereof, the consideration to be received by the shareholders of the Company other than Merger Corp. and its affiliates in connection with the Transaction is fair from a financial point of view to the shareholders of the Company other than Merger Corp. and its affiliates.

                                Very truly yours,


                                PETER J. SOLOMON COMPANY LIMITED


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